Exhibit 19.1

VALMONT INDUSTRIES, INC.

INSIDER TRADING POLICY

Summary

Valmont has adopted this Insider Trading Policy to govern the purchase, sale, and other dispositions of Valmont securities by directors, officers and employees to promote compliance with insider trading laws, rules and regulations.

●	No Valmont employee may participate in any transaction in Valmont securities while such person is in possession of material nonpublic information.
●	Valmont directors, executive officers and certain other employees who may be notified by the Designated Officer that that they are insiders for purposes of the policy may only trade in Valmont securities during specific trading windows, beginning on the second business day following earnings announcement and closing 21 days before the end of a fiscal quarter.
●	Valmont insiders are required to preclear their transactions.
●	The securities laws impose for severe penalties for trading on material nonpublic information.
●	These trading restrictions for Valmont insiders also apply to their spouse and any family members living in their household.

Insider Trading Policy

Valmont Industries, Inc. has long had a policy on insider trading that applies to each director, officer and employee. Under this Insider Trading Policy, each director, officer and employee is forbidden from the following actions:

(i)	trading in securities of Valmont at any time while in possession of material, nonpublic information about Valmont;

(ii)	trading in securities of another company at any time when in possession of material, nonpublic information about the other company obtained through your Valmont relationship; or

(iii)	communicating (or “tipping”) to others confidential or nonpublic information concerning Valmont or other companies.

Additionally, directors, executive officers and certain other employees who may be notified by the Designated Officer that that they are insiders for purposes of the policy (each a “Valmont insider”), may only engage in Valmont securities transactions as described under Insider Trading Procedures below.

What is Material Information?

Information is generally defined as material if there is a substantial likelihood that a reasonable investor would consider such information important in making investment decisions, or information that is reasonably certain to affect the price of a Valmont securities or other company securities. It is important to remember that materiality is judgmental and will always be evaluated with the benefit of hindsight.

Information is likely to be “material” if it relates to items including, but not limited to:

●	Earnings or sales results, or expectations for the quarter of the year
●	Financial forecasts
●	Changes in dividends
●	Proposals or agreements involving a merger, acquisition, joint venture or similar transactions with other companies or divestiture or other significant Valmont transactions
●	Major financing developments
●	Major personnel changes
●	Material civil litigation or government investigations
●	Labor disputes including strikes or lockouts
●	Debt service or liquidity problems
●	Announcements of stock splits, calls, redemptions or repurchases of Valmont securities
●	Errors or misstatements that will result in a restatement of previously released financial statements or results
●	Impending material asset impairments, material reserves or material writedowns

What is Nonpublic Information?

Nonpublic information is information which has not been made available to investors generally. This includes information received from sources or in circumstances indicating that the information has not yet been circulated to the general public.

When material, nonpublic information is released to the investing public, it loses its status as “inside” information. However, for nonpublic information to become public it must be disseminated through recognized channels of distribution designed to reach the securities marketplace, and sufficient time must pass for the information to become available in the market.

Material information is public if it is disclosed in a Valmont Form 10-Q, Form 10-K, Form 8-K or other report filed with the SEC, or disclosed by a Valmont press release to a national business and financial wire service (such as BusinessWire, Reuters or Bloomberg), a national news service, or a national newspaper (such as The Wall Street Journal). The circulation of rumors, internet chat or “talk on the street,” even if accurate, widespread and reported in the media, does not constitute the requisite public disclosure, nor does the mere posting of the information on an Internet website.

It is Valmont’s policy to consider quarterly and annual earnings results public on the second business day after a press release regarding such earnings. Similarly, other material information will be considered public on the second business day after public disclosure in the manner described above.

When is Insider Trading Illegal?

Insider trading is illegal when Valmont directors, officers and employees engage in transactions in Valmont securities while in possession of material nonpublic information about Valmont.

Insider trading is also illegal when Valmont directors, officers and employees engage in transactions in another company’s securities while in possession of material nonpublic information about such company. This may include Valmont customers, suppliers or others who may be negotiating a major transaction, such as a merger or acquisition, with Valmont.

Illegal insider trading also occurs when material nonpublic information is passed to others who may trade in Valmont securities or other company securities.

Penalties for Insider Trading

Penalties for trading on or communicating material nonpublic information are severe, both for the individuals involved in such unlawful conduct and, potentially, for their employers. In addition, a violation of this policy statement can be expected to result in serious sanctions by Valmont, which may include dismissal of the person(s) involved.

Valmont Transactions

From time to time, Valmont may engage in transactions in its own securities. Valmont’s policy is to comply with all applicable securities and state laws (including appropriate approvals by the Valmont Board of Directors or appropriate committee, if required) when engaging in transactions in Valmont securities. Valmont purchases its securities pursuant to the board-authorized share repurchase program only during quarterly trading windows established for Valmont insiders.

Reporting of Violations

If you know or have reason to believe that the Valmont Insider Trading Policy or the Insider Trading Procedures described herein have been or may be violated, you should bring the actual or potential violation to the attention of the Designated Officer. The Designated Officer is Valmont’s Vice President and Chief Compliance Officer.

Questions

If you have any questions regarding Valmont Insider Trading Policy or the Valmont Insider Trading Procedures described herein, you should contact the Designated Officer.

VALMONT INDUSTRIES, INC.

INSIDER TRADING PROCEDURES

The following Insider Trading Procedures are applicable to Valmont insiders.

Who is a Valmont Insider?

A Valmont insider is any director, executive officer and certain other employees who may be notified by the Designated Officer that that they are insiders for purposes of the policy.

Trading Windows

As a Valmont insider, you, your spouse and members of your immediate family sharing the same household may only purchase, sale or otherwise engage in transactions in Valmont securities during “trading windows”. Valmont trading windows typically open four times each year beginning on the second business day after a press release regarding quarterly or annual earnings and close on the 21st day prior to the end of a fiscal quarter. You will be notified of the opening of each quarterly trading window.

Pre-Clearance

In addition, such transactions may be made only after pre-clearing the proposed transaction with the Designated Officer after which the transaction should be completed within one week within the remaining trading window, or a new trading pre-clearance should be requested from the Designated Officer. This includes trading in securities of another company at any time when in possession of material nonpublic information about the other company arising from your relationship with Valmont.

General

Notwithstanding the ability to otherwise trade Valmont securities during a trading window, you may never trade Valmont securities when in possession of material nonpublic information.

These restrictions pertain to stock that the SEC considers you to “beneficially own.” This includes stock in the name of family members living in your household; or stock in trust for which you are a trustee; or partnerships, corporations, or other arrangements where you control investment decisions.

VERSP / Valmont Stock Plan. Trading by the Valmont Employee Retirement Services Plan (VERSP) in your account and the purchase with your standard payroll deductions pursuant to the Valmont Stock Purchase Plan are permitted without regard for the above restrictions because the timing of the Valmont stock purchase or sale is outside of your control. You may change your level of participation in VERSP or Valmont Stock Plan only during a trading window – including transfers out of the Valmont stock portion of your VERSP account as well as changes to your contribution allocation.

Stock Options. The cash exercise of a stock option granted to you by Valmont may be made at the times permitted in your stock option agreement whether or not a trading window is in effect. However, you may exercise the stock option using Valmont stock to pay the exercise price or withholding taxes only during a trading window pursuant to the procedures above. You may only engage in transactions in shares acquired via a stock option exercise during a trading window.

Tax Withholding.   Withholding taxes are also due for stock awards such as when restricted stock units or restricted stock vest and upon the issuance of Valmont stock for incentive performance earnouts.  You may pay the withholding taxes using Valmont stock provided that you have previously made an election with Valmont during a trading window.

Gifts. The SEC views “gifts” as a disposition where material nonpublic information can be misused. Additionally, certain bona fide gifts will have an economic benefit to the donor through tax deduction. Therefore, gifts of Valmont securities may only be made during trading windows, and then only after clearing the proposed gift with the Designated Officer.

Trade Reporting

Each Valmont insider is required to report to the Designated Officer the details of any transaction in securities of Valmont, their spouse or any immediate family member sharing their household no later than the close of business on the day the transaction occurs. Each report the Valmont insider or its broker makes to the Designated Officer must include the date, quantity and price at which the transaction was effected.

Valmont insiders who are directors and executive officers are required to file Form 144 reports electronically on the SEC’s EDGAR system before making an open market sale of Valmont securities. Form 144 notifies the SEC and the public of your intent to sell Valmont securities. This form is generally prepared and filed by the reporting person’s broker.

Directors and executive officers are also required to file Section 16 (Form 4) reports electronically on the SEC’s EDGAR system no later than two business days following the date of the securities transaction. The Section 16 report notifies the SEC and public of the securities transaction.  Valmont assists reporting persons in preparing and filing these reports

Although Valmont will assist reporting persons in preparing and filing the required Section 16 reports (Form 4), the reporting persons retain responsibility for both the Section 16 reports and Form 144 reports.

Valmont Policy on Hedge and Pledge Transactions

Valmont has a policy that prohibits Valmont insiders from:

(i)directly or indirectly engaging in hedging or monetization transactions, through transactions in Valmont securities or through the use of financial instruments designed for such purpose;

(ii)engaging in short sale transactions in Valmont securities; and

(iii)pledging Valmont securities as collateral for a loan, including through the use of traditional margin accounts with a broker.

This prohibition also applies to spouses and any immediate family member sharing the household of such persons.

Compliance with Valmont Policy on Insider Trading

Even if a person receives preclearance to trade, the person, spouse and any member of the immediate family sharing the household may not trade in Valmont securities if the person is in possession of material, nonpublic information about Valmont. In other words, the procedures set forth herein are in addition to the general insider trading policy and are not a substitute thereof.